SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

World Moto, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

98158H 106
(CUSIP Number)

Christopher L. Ziomkowski
c/o World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road Klong1, Klong Luang
Pathumthani 12120
Thailand
(646) 840-8781

Lucky Twins Ventures Co., Ltd.
c/o World Moto, Inc.
131 Thailand Science Park INC-1 #214
Phahonyothin Road Klong1, Klong Luang
Pathumthani 12120
Thailand
(646) 840-8781
________________________________________________
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

October 13, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98158H 106

1	NAME OF REPORTING PERSONS Lucky Twins Ventures Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Thailand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,303,511 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,303,511 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,303,511 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.52% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Consists of 41,303,511 shares of Common Stock held by Lucky Twins Ventures Co., Ltd.
(2) Based on 742,926,546 shares of Common Stock outstanding on October 7, 2015 and 5,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Preferred Stock outstanding on October 7, 2015.

CUSIP No. 98158H 106

1	NAME OF REPORTING PERSONS Christopher L. Ziomkowski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Thailand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 (1)
	8	SHARED VOTING POWER 41,303,511 (2)
	9	SOLE DISPOSITIVE POWER 1,000,000 (1)
	10	SHARED DISPOSITIVE POWER 41,303,511 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,303,511 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.66%(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of 1,000,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Preferred Stock held by Christopher L. Ziomkowski.
(2)	Consists of 41,303,511 shares of Common Stock held by Lucky Twins Ventures Co., Ltd.
(3)

Consists of 41,303,511 shares of Common Stock held by Lucky Twins Ventures Co., Ltd. and 1,000,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Preferred Stock held by Christopher L. Ziomkowski.

(4)

Based on 742,926,546 shares of Common Stock outstanding on October 7, 2015 and 5,000,000 shares of Common Stock issuable upon conversion of 5,000,000 shares of Preferred Stock outstanding on October 7, 2015.

CUSIP No. 98158H 106

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2012 (the “Schedule 13D”) relating to the shares of common stock, $0.0001 par value per share (“Common Stock”), of World Moto, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 131 Thailand Science Park INC-1 #214, Phahonyothin Road Klong1, Klong Luang, Pathumthani, Thailand 12120. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a)      This Amendment No. 1 to Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Lucky Twins Ventures Co., Ltd., a company organized under the laws of Thailand (“Lucky Twins”), and (ii) Christopher L. Ziomkowski (“Ziomkowski”), an individual. Ziomkowski’s spouse is a director of Lucky Twins. As a result of the foregoing, Ziomkowski may be deemed beneficially to own the securities of the Issuer owned by Lucky Twins.

The Reporting Persons have entered into a Joint Filing Agreement dated as of October 13, 2015 (the “Joint Filing Agreement”), a copy of which is attached as Exhibit A to this Amendment No. 1, pursuant to which the Reporting Persons have agreed to jointly file this Amendment No. 1, including any and all amendments to the Schedule 13D.

(b)      The principal office of Lucky Twins is located at c/o World Moto, Inc., 131 Thailand Science Park INC-1 #214, Phahonyothin Road Klong1, Klong Luang, Pathumthani, Thailand 12120. The principal business of Lucky Twins is investments.

            The business address of Ziomkowski is c/o World Moto, Inc., 131 Thailand Science Park INC-1 #214, Phahonyothin Road Klong1, Klong Luang, Pathumthani, Thailand 12120.

(c)      Ziomkowski is the Chief Technical Officer of the Issuer. The address of the Issuer is 131 Thailand Science Park INC-1 #214, Phahonyothin Road Klong1, Klong Luang, Pathumthani, Thailand 12120.

(d)      During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)      The individual Reporting Person is a citizen of Thailand.

Item 3.	Source and Amount of Funds or Other Consideration

On October 13, 2015, the Issuer issued 1,000,000 shares (the “Shares”) of series A convertible preferred stock, par value $0.0001 per share (“Preferred Stock”), to Ziomkowski in exchange for services rendered by Ziomkowski to the Issuer.

CUSIP No. 98158H 106

Item 4.	Purpose of the Transaction

Ziomkowski received the Shares in exchange for services rendered by Ziomkowski to the Issuer. The Shares were issued to facilitate a stockholder vote in support of an increase in the number of authorized shares of common stock by the Company.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)      Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)      Lucky Twins beneficially owns 41,303,511 shares of Common Stock, consisting of 41,303,511 shares of Common Stock held by Lucky Twins, which represent approximately 5.52% of the outstanding shares of Common Stock including the shares of Common Stock issuable upon conversion of the outstanding shares of Preferred Stock (collectively, the “Outstanding Shares”). Ziomkowski beneficially owns 42,303,511 shares of Common Stock, consisting of 41,303,511 shares of Common Stock held by Lucky Twins and 1,000,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Preferred Stock held by Ziomkowski, which represent approximately 5.66% of the Outstanding Shares. By reason of Ziomkowski’s spouse being a director of Lucky Twins, Ziomkowski may be deemed to beneficially own 42,303,511 shares of Common Stock, which represent approximately 5.66% of the Outstanding Shares.

CUSIP No. 98158H 106

(b)      Lucky Twins has the sole power to vote and sole power to dispose of 41,303,511 shares of Common Stock, consisting of 41,303,511 shares of Common Stock held by Lucky Twins, which represent approximately 5.52% of the Outstanding Shares. Ziomkowski has the shared power to vote and dispose of 41,303,511 shares of Common Stock, consisting of 41,303,511 shares of Common Stock held by Lucky Twins, which represent approximately 5.52% of the Outstanding Shares. Ziomkowski has the sole power to vote and dispose of 1,000,000 shares of Common Stock, consisting of 1,000,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Preferred Stock held by Ziomkowski, which represent approximately 0.13% of the Outstanding Shares. By reason of Ziomkowski’s spouse being a director of Lucky Twins, Ziomkowski may be deemed to have shared power to vote and dispose of 42,303,511 shares of Common Stock, consisting of 41,303,511 shares of Common Stock held by Lucky Twins and 1,000,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Preferred Stock held by Ziomkowski, which represent approximately 5.66% of the Outstanding Shares.

(c)      No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)      Not applicable.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement.

CUSIP No. 98158H 106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 13, 2015	LUCKY TWINS VENTURES CO., LTD.

	By:	/s/ Nutchanoot Ziomkowski
Nutchanoot Ziomkowski, Director

/s/ Christopher L. Ziomkoski
Christopher L. Ziomkowski

CUSIP No. 98158H 106

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of October 13, 2015

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.0001 per share, of World Moto, Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

LUCKY TWINS VENTURES CO., LTD.

By:	/s/ Nutchanoot Ziomkowski
Nutchanoot Ziomkowski, Director

/s/ Christopher L. Ziomkoski
Christopher L. Ziomkowski